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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera
Pam Long
Eric McPhee
Jennifer Monick

Re:	Ferrovial SE
Registration Statement on Form 20-F
Amendment No. 1 to Registration Statement on Form 20-F
CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby filing an amended version of the Registration Statement (“First Amended Registration Statement”). The Company previously submitted a Draft Registration Statement on Form 20-F on a confidential basis with the Securities and Exchange Commission (the “Commission”) on October 10, 2023 (the “Draft Registration Statement”), a first amended version of the Draft Registration Statement on November 21, 2023 (“First Amended Draft Registration Statement”), a second amended version of the Draft Registration Statement on December 15, 2023 (“Second Amended Draft Registration Statement”) and filed a Registration Statement on January 5, 2024 (the “Registration Statement”).

The changes reflected in the First Amended Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letters of February 9, 2024 and February 26, 2024. The First Amended Registration Statement also includes other changes that are intended to update the information contained therein.

* * *

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

April 15, 2024

Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com should you require further information.

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict

of LATHAM & WATKINS LLP

cc:	(via email)
Ignacio Madridejos, Chief Executive Officer of Ferrovial SE
Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE
Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE